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                                                                Exhibit 99(d)


                        [Letterhead of Invetech Company]

                                 July 22, 1997

Dear Shareholder:

     You are invited to attend a Special Meeting of Shareholders of Invetech Company (the "Company"), to be held on July 30, 1997, at the Company's headquarters, 1400 Howard Street, Detroit, Michigan, beginning at 10:00 a.m., local time. the purpose of the meeting is to consider, and take action upon, a proposal to approve the Plan and Agreement of Merger (the "Merger Agreement") among the Company, Applied Industrial Technologies, Inc., an Ohio corporation ("Applied") and IC Acquisition Corporation, whereby the Company will be merged into IC Acquisition Corporation, an Ohio corporation and a wholly-owned subsidiary of Applied (the "Merger Proposal").

     A Prospectus is enclosed, which provides additional information about the Merger Proposal. Under the terms of the Merger Proposal, the shares of Class A Common Stock, $.10 par value, of the Company and the shares of Class B Common Stock, $.10 par value, of the Company shall be converted into the right to receive shares of Common Stock, without par value, of Applied ("Applied Shares") and cash. The consideration to be received pursuant to the Merger Proposal will consist of up to 2.3 million Applied Shares valued at $28.62 per share (the "Applied Share Value"), and a cash component. The cash component shall be the difference between $83,000,000 and the Applied Share Value. The value of the consideration to be received pursuant to the Merger Proposal is the cash component plus the market value for each Applied Share received at the time of closing (subject to adjustment and certain escrow provisions as described below).

     As provided for in the Invetech Company Shareholders Agreement dated July 16, 1996, the Merger Proposal specifies that the merger consideration will be allocated 85% to the Class B Common Stock and 15% to the Class A Common Stock. Subject to the adjustment and escrow provisions described below, each share of Class B Common Stock shall be entitled to receive $33.9936 of merger consideration and each share of Class A Common Stock shall be entitled to receive $622.50 of merger consideration, with both amounts to be allocated between Applied Shares valued at $28.62 per share and cash. Applied Shares will be valued at $28.62 per share notwithstanding their market value at any time and, consequently, the actual dollar value of the merger consideration will be higher or lower than the foregoing amounts. For example, the closing price of Applied Shares on June 30, 1997 was $36.00.

     The actual amount of the merger consideration will depend on the amount of the Shareholders' equity of the Company on June 30, 1997 and the extent to which claims are made against the escrow funds described below, and thus may be higher or lower than the per share merger consideration set forth above. The total merger

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consideration shall be subject to adjustment on a dollar for dollar basis to the extent that the Shareholders' equity of the Company on June 30, 1997 is greater than or less than $46,000,000.

     A portion of the cash merger consideration in an amount equal $10,000,000 will be deposited into escrow for the purpose of indemnifying Applied against certain matters. In addition, certain amounts may be deposited into the escrow at a later date for distribution to the Shareholders of the Company. Assuming that no claims are made against the escrow by Applied and no additional amounts are deposited into the escrow, the following amounts will be distributed on a prorata basis to the Shareholders on the following dates: (i) $5,000,000 on January 1, 2000; (ii) $2,500,000 on April 1, 2001; and (iii) $2,500,000 on July
31, 2002.

     Each Class A and Class B Shareholder will have the right to choose one of the following four allocations between Applied Shares and cash:

     Alternative                          Cash at Time       Cash Escrow
     Allocations      Applied Shares(1)     of Merger        Deposit(2)
     -----------      -----------------     ---------        ----------

          1.                 78%              9.95%            12.05%
          2.                 70%             17.95%            12.05%
          3.                 60%             27.95%            12.05%
          4.                 50%             37.95%            12.05%

A MERGER CONSIDERATION ELECTION FORM HAS BEEN ENCLOSED WITH THIS LETTER WHICH YOU SHOULD COMPLETE, EXECUTE AND RETURN TO THE COMPANY IN ORDER TO ELECT ONE OF THE FOUR ALLOCATIONS BETWEEN APPLIED SHARES AND CASH DESCRIBED ABOVE. THE MERGER CONSIDERATION ELECTION FORM SHOULD BE RETURNED TO THE COMPANY, WHETHER OR NOT YOU RETURN THE ENCLOSED PROXY. IF YOU DO NOT COMPLETE, EXECUTE AND DELIVER THE ENCLOSED MERGER CONSIDERATION ELECTION FORM TO THE COMPANY ON OR BEFORE JULY 29, 1997, AT 5:00 P.M. AND THE MERGER PROPOSAL IS APPROVED BY
THE SHAREHOLDERS, YOU WILL RECEIVE YOUR PROPORTIONATE SHARE OF THE MERGER CONSIDERATION ALLOCATED 50% TO APPLIED SHARES AND 50% TO CASH. YOU MAY ALSO FAX THE MERGER CONSIDERATION FORM TO (313) 963-5427.

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     (1) You will be prohibited from selling Applied Shares received as part of the merger consideration prior to January 1, 1998 in order to preserve the merger as a tax-free reorganization, unless you provide Applied with an opinion of nationally recognized tax counsel to the effect that the proposed disposition will not affect the shares of the merger as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended.

     (2) Cash in an amount equal to 12.04819% of the total merger consideration (assuming no adjustment to the $83,000,000 purchase price) to be received by you will be withheld from the cash allocation chosen by you and deposited into the escrow described above.

                                      -2-

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     The Company's financial advisor, Oppenheimer & Co., Inc., has delivered its opinion to the Board of Directors of the Company to the effect that, as of April 29, 1997, the aggregate merger consideration to be paid to the Shareholders of the Company was fair, from a financial point of view, to such Shareholders. A copy of the Oppenheimer & Co., Inc. opinion dated as of April
29, 1997 is included with the accompanying Prospectus as Annex C.

     The Board of Directors of the Company has unanimously determined that the Merger Proposal is in the best interest of the Company and its Shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR THE MERGER PROPOSAL AT THE SPECIAL MEETING.

     IT IS NOT NECESSARY THAT YOU ATTEND THE MEETING. Whether or not you are attending the meeting, please mark, sign, and return the enclosed Proxy promptly in the accompanying postage-prepaid envelope, to help assure that we will have the necessary quorum for the conduct of business. Please also include the enclosed Merger Consideration Election Form.

     PLEASE REVIEW THE ENCLOSED PROSPECTUS FOR ADDITIONAL INFORMATION REGARDING THE MERGER PROPOSAL, AS WELL AS CERTAIN INFORMATION REGARDING APPLIED AND THE COMPANY.

     If you have any questions, you may contact Anne S. McAlpine at (313) 237-1533. If you are a Class B Shareholder, you may also contact Patrick A. McDonald At (248)642-5770. Mr. McDonald is special counsel to the Class B Shareholders and represents only the interests of the Class B Shareholders.

                                Very truly yours,



                                J. Michael Moore
                                Chairman of the Board



                                James T. Moore, II
                                President